UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                            VIA NET.WORKS, Inc.
                             (Name of Issuer)

                              Common Stock
                      (Title of Class of Securities)

                               925912107
                             (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  13G

CUSIP NO.  925912107


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Capital, LLC
            Tax Identification No. 41-1814661

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    6,892,751
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 6,892,751
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             6,892,751

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.8%

12)        TYPE OF REPORTING PERSON*

             PA





                                   13G

CUSIP NO.  925912107


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca NEC, LLC
            Tax Identification No.  41-1815097

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    6,892,751
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 6,892,751
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             6,892,751

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.8%

12)        TYPE OF REPORTING PERSON*

             PA


                                   13G

CUSIP NO.  925912107


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    7,184,679
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,184,679
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             7,184,679

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             13.3%

12)        TYPE OF REPORTING PERSON*

             IN





                                   13G

CUSIP NO.  925912107


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    7,184,679
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,184,679
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             7,184,679

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             13.3%

12)        TYPE OF REPORTING PERSON*

             IN



                                  13G

CUSIP NO.  925912107


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    6,892,751
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 6,892,751
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             6,892,751

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.8%

12)        TYPE OF REPORTING PERSON*

             IN






                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


Item 1(a)  Name of Issuer:

           VIA NET.WORKS, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           12100 Sunset Hills Road
           Suite 110
           Reston, VA  20190

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Capital, LLC
           2.  Itasca NEC, LLC
           3.  John P. Whaley
           4.  George J. Still, Jr.
           5.  John E. Lindahl

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Capital, LLC
               c/o Norwest Venture Partners
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           2.  Itasca NEC, LLC
               c/o Norwest Venture Partners
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           3.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           4.  George J. Still, Jr.
               c/o Norwest Venture Partners
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           5.  John E. Lindahl
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402


This statement is filed by Norwest Equity Capital, LLC on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Capital, LLC is a Minnesota limited liability company. Itasca NEC, LLC, a Minnesota limited liability company, is the general partner of Norwest Equity Capital, LLC. John P. Whaley, John E. Lindahl and George J. Still, Jr. are the managing members of Itasca NEC, LLC.

Item 2(c)  Citizenship:

           1. Norwest Equity Capital, LLC: Minnesota limited liability company
           2. Itasca NEC, LLC: Minnesota limited liability company
           3.  John P. Whaley:  United States
           4.  George J. Still, Jr.:  United States
           5.  John E. Lindahl:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           925912107

Item 3     Not Applicable.

Item 4     Ownership:

(1) Norwest Equity Capital, LLC ("NEC"): At December 31, 2001, NEC owned of record 6,892,751 shares of common stock. This amount represents 12.8% of the Issuer's total number of shares of common stock outstanding at that date.

(2) Itasca NEC, LLC ("Itasca"): At December 31, 2001, Itasca owned 6,892,751 shares of common stock by virtue of its status as the general partner of NEC, the record owner of such shares. This amount represents 12.8% of the Issuer's total shares of common stock outstanding at that date.

(3) John P. Whaley: At December 31, 2001, John P. Whaley was deemed to own 7,184,679 shares of common stock, which includes 6,892,751 shares of common stock that he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca, the general partner of NEC, the record owner of such shares, and also includes 291,928 shares of common stock that he may be deemed to beneficially own by virtue of his position as the managing administrative partner of Itasca VC Partners VI, LLP, the general partner of Norwest Venture Partners VI, LP, the record holder of such shares. This amount represents 13.3% of the Issuer's total shares of common stock outstanding at that date.

(4) George J. Still, Jr.: At December 31, 2001, George J. Still, Jr. was deemed to own 7,184,679 shares of common stock, which includes 6,892,751 shares of common stock that he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca, the general partner of NEC, the record owner of such shares, and also includes 291,928 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca VC Partners VI, LLP, the general partner of Norwest Venture Partners VI, LP, the record holder of such shares. This amount represents 13.3% of the Issuer's total shares of common stock outstanding at that date.

(5) John E. Lindahl: At December 31, 2001, John E. Lindahl was deemed to own 6,892,751 shares of common stock by virtue of his status as a managing partner of Itasca, the general partner of NEC, the record owner of such shares. This amount represents 12.8% of the Issuer's total shares of common stock outstanding at that date.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the
Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were
           acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as
a
           participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 13, 2002

NORWEST EQUITY CAPITAL, LLC

By ITASCA NEC, LLC, as managing member



By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Member